November 4, 2013

United States Securities and Exchange Commission

Attn: Mara Ransom, Assistant Director

Re:	Boreal Water Collection, Inc.
Amendment No. 6 to Registration Statement on Form 10-12G
Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2012 Filed August 12, 2013
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2012 Filed April 16, 2013
Response dated August 12, 2013

Dear Ms. Ransom,

In response to SEC comment letter dated September 3, 2013:

Amendment No. 6 to Registration Statement on Form 10-12G

Financial Statements

Notes to Financial Statements, page F-22

Note 14 – Restatement, page F-33

1.	We reviewed your response to comment number 5 in our letter dated May 10, 2013. As previously requested, please tell us your consideration of filing an Item 4.02 Form 8-K regarding the non-reliance on previously issued financial statements.

Response:

Once the financial statements issued for the years ended December 31, 2011 and 2010 were restated, the restated versions of the financial statements were included in each amended filing of the Form 10. The financial statements (balance sheets, statements of income, cash flow statement, and statement of changes in stockholders’ equity) were all clearly marked as “Restated.” The footnotes included a footnote, Note 14—Restatement, which explained the reason for the restatement; also this footnote included a complete comparison of the original financial statements with the restated financial statements, and the changes that reconcile the original version with the restated version. We included the restated financial statement for the year ended December 31, 2011 with the Form 10-K filed for the year ended December 31, 2012. We believed that the disclosures included in the amended filings of the Form 10 and the filing of the Form 10-K for the year ended December 31, 2012 clearly represented the financial results of the Company for the years ended December 31, 2011 and 2010. As a result, we did not file a Form 8-K indicating not to rely on previously issued financial statements, especially, when considering the filing of the original Form 10 was the first filing with the SEC available for review by the public.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2012

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 9

2.	Please disclose the range of high and low bid information for your common stock for each quarterly period within the two most recent years. Indicate the source of such quotations and if applicable that the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Please refer to Item 201 of Regulation S-K.

Response:

	Qtr. 4	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4	Qtr. 1	Qtr. 2	Qtr. 4
	10/1/11	1/1/12	4/1/12	7/1/12	10/1/12	1/1/13	4/1/13	7/1/13
	-12-31-11	-3-31-12	-6-30-12	-9-30-12	-12/31/12	-3/31/13	-6/30/13	-9/30/13

High Bid	0.030	0.024	0.040	0.027	0.0260	0.0220	0.0140	0.0160
Low Bid	0.0013	0.0091	0.001	0.001	0.0060	0.0082	0.0056	0.0100

________________

Source: OTC Markets Group, Inc.

4496 STATE ROAD
42 NORTH
KIAMESHA LAKE NY 12751
Tel: 514-566-7355

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

A. Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011, page 10 Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011, page 10

3.	We reviewed your response to comment number 9 in our letter dated May 10, 2013 and the revisions to your disclosure. We note that selling, general and administrative expenses disclosed in the statements of operations for each year exceed the aggregate amounts of direct selling expenses and general administrative expenses disclosed in the third paragraph. Please tell us the nature of other selling, general and administrative expenses that are not discussed in your analysis. In addition, please discuss the other expenses included in selling, general administrative expenses and the reasons for the increase or decrease in such expenses.

Response:

Comments added to management discussion.

4.	We reviewed your response to comment number 10 in our letter dated May 10, 2013 and the revisions to your disclosure. Please include a discussion of legal settlement and debt extinguishment transactions for each year in your discussion and analysis of extraordinary items. Please also disclose the factors that caused the increase in interest expense and other income.

Response:

Comments added to management discussion.

5.	We reviewed your response to comment number 13 in our letter dated May 10, 2013 and the revisions to your disclosure. As previously requested, please revise to include a discussion of the factors that caused significant changes in cash flows from operating, investing and financing cash flows between years. Please also disclose the ramifications of defaulting on the mortgage note, including the ability of the bank to foreclose on collateral and the impact thereof on your business and operations. Similar revisions should be made to your disclosures in future filings.

Response:

Comments added to management discussion and further analysis provided for changes in cash flows.

In addition, on page 6 of the 10K there is a discussion of the current status of the mortgage situation with its bank. At that time the 10K was originally issued the Company did not have any other information to provide other than what is disclosed on page 6.

On September 3, 2013 the Company filed an 8K disclosing that their bank agreed to accept less than the amount of the mortgage and another company agreed to provide financing for that purpose.

Additional Plan of Operation, page 13

6.	We reviewed your response to comment number 14 in our letter dated May 10, 2013 and the revisions to your disclosure. As previously requested, please disclose why you are positioned to accelerate your development plan given your current financial condition and liquidity. In that regard, it does not appear that your sales volume is growing or that you have been successful in raising financing in amounts that would enable you to accelerate your development plans. Otherwise, it may be more appropriate to disclose that you need to raise substantial debt or equity financing in order to accelerate your development plan.

Response:

We are speaking with various financial institutions to refinance the company’s equipment for $300,000 to fund the company’s short-term operating needs.

At the same time, we are also speaking with private investors for either direct investment in the form of a convertible note or a private placement under Rule 506 of Regulation D of the SEC. The company is also speaking with a foreign nationals for either a direct investment in the form of a convertible note or a private placement under Regulation S of the SEC.

All funds raised in the short-term will be used to fund our operations.

In regards to funding future development, this will be a 3 year plan which will be implemented once our short-term liquidity issue has been addressed.

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Signatures, page 21

7.	We reviewed your response to comment number 16 in our letter dated May 10, 2013. We note that you deleted the second signature block required by Form 10-K. Please revise to provide the second section block and the required signatures, including your principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the board of directors. Please note that any person who occupies more than one of the specified positions in general instruction D(2) of Form 10-K are required to indicate each capacity in which the report is signed.

Response:

Revisions supplied as noted in the above comment.

Amendment No. 1 to Quarterly Report on Form 10-Q for Fiscal Quarter Ended September 30, 2012

General

8.	Please tell us when you plan to file the amendment referred to in your responses to comment numbers 21 and 22 in our letter dated May 10, 2013.

Response:

Amended 10Q for fiscal quarter ended September 30, 2012 filed on November 4, 2013.

Boreal Water Collection LLC

By:	/s/ Francine Lavoie
Name:	Francine Lavoie
Title:	President, Treasurer, Chief Financial Officer and Chief Executive Officer
Date:	November 4, 2013

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